Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-125786 and No. 333-138306
FINAL PRICING TERMS
December 6, 2006

Issuer:	Cytokinetics, Incorporated (NASDAQ: CYTK).

Securities Offered:	Common Stock

Maximum Number of Shares	5,285,715

Price Per Share	$7.00 per Share

Estimated net Proceeds	$34.96 million

Dilution	Dilution per share to new investors will equal $4.20
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer and the placement agent will arrange to send you the prospectus if you request it by calling 212-632-6717.